EXHIBIT E

SCION ASSET MANAGEMENT, LLC

August 30, 2019

The Board of Directors
Tailored Brands, Inc.
6380 Rogerdale Road
Houston, TX 77072

To the Board of Directors:

Scion Asset Management and its affiliates (“Scion”) are shareholders of Tailored Brands, Inc. (“Tailored”). Scion currently owns approximately 2,600,000 shares, or about 5.15%, of the 50,519,133 common shares outstanding per Bloomberg.

On August 21st, Street Insider cited an anonymous source in reporting that Tailored has been approached several times by Sycamore Partners about an acquisition, and that Tailored had “engaged bankers at Bank of America/Merrill Lynch to evaluate the offer and other options.”  The same article reported “the latest offer valued the company at around $10 per share.”  We do not know if any of this is true. However, we believe you must know that $10 per share is not fair value and will not be acceptable to shareholders.

It was just last December that CFO Jack Calandra purchased 7,500 shares at $13.43 per share. Two other executives have purchased shares in the open market since then. And in 2014, three members of the current Board of Directors oversaw the issuance of existentially threatening levels of debt to finance the acquisition of Joseph A. Banks at $1.825 billion.

So it is that we believe the Board, CFO and other executives are very aware of both the substantial value of Tailored Brands and the resilience of its core business. We do not believe the technical factors and the misunderstanding contributing to the market’s current evaluation of retailers and Tailored in particular should determine the ultimate value realized by shareholders.

With some urgency, we stand by our letters of August 2nd and 19th. Given the quarter-century lows in the common stock and the severe undervaluation this entails, we believe the best use of funds from the corporate apparel segment sale, in good part or in full, is for a share repurchase.

While management is considering asset sales, we would encourage exploring the market for Tailored’s Canadian operations. The Board and management ought to focus resources on its core 1300+ store U.S. operations. Proceeds from a sale of these remaining international operations may also be best used to accelerate debt repayment and stock buybacks.

Sincerely,

Dr. Michael J. Burry

20400 STEVENS CREEK BLVD, SUITE 840  |  CUPERTINO, CA  95014
TEL (408) 441 8400  |  FAX (408) 441 8405